UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 53)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000,979 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,000,979 (1)
	10.	Shared Dispositive Power 38,373,677 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,374,656 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.5% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE I Partners, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 150,124
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 150,124
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,124
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017.

CUSIP No. 812350106

1.	Names of Reporting Persons. SPE Master I, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,341
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 193,341
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 193,341
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017.

CUSIP No. 812350106

1.	Names of Reporting Persons. RBS Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,344,444 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,373,677 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,718,121 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.9% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. ESL Investments, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,344,444 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,373,677 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,718,121 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 56.9% (3)
14.	Type of Reporting Person (See Instructions) CO

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

CUSIP No. 812350106

1.	Names of Reporting Persons. Edward S. Lampert
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO; PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 63,718,121 (1)(2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 25,344,444 (1)
	10.	Shared Dispositive Power 38,373,677 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 63,718,121 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 53.8% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 4,808,465 shares of Holdings Common Stock that may be acquired by a reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(2)	Includes 6,328,688 shares of Holdings Common Stock that may be acquired by the reporting person within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock from Holdings.
(3)	Based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and an aggregate of 11,137,152 shares of Holdings Common Stock that may be acquired by certain of the reporting persons within 60 days upon the exercise of Warrants to purchase shares of Holdings Common Stock.

This Amendment No. 53 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission (“SEC”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In grants of shares of Holdings Common Stock by Holdings on May 31, 2017 and June 30, 2017, pursuant to the Extension Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 101,078 shares of Holdings Common Stock. Mr. Lampert received the shares of Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such shares of Holdings Common Stock.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

“On July 3, 2017, the RE Loan Borrowers, entities wholly owned and controlled, directly or indirectly by Holdings, entered into, effective as of July 7, 2017, that certain Amendment to Amended and Restated Loan Facility Agreement (the “Amended and Restated Loan Facility Amendment”) with the Loan Lenders. The Amended and Restated Loan Facility Amendment, among other things, modified the repayment requirements under the Amended and Restated Loan Facility. The foregoing description of the Amended and Restated Loan Facility Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment to Amended and Restated Loan Agreement filed as Exhibit 99.38 hereto and incorporated by reference herein.

On July 7, 2017, the Second-Lien Borrowers entered into a first amendment (the “Second Lien Amendment”) to the Second Lien Credit Agreement (as in effect prior to the Second-Lien Amendment, the “Second Lien Credit Agreement”; the Second Lien Credit Agreement, as amended by the Second Lien Amendment and as may be further amended, restated, modified or supplemented and in effect from time to time, the “Amended Second Lien Credit Agreement”), among the Second-Lien Borrowers, the lenders from time to time party thereto and JPP, LLC, as administrative agent and collateral administrator (the “Agent”).

The Second Lien Amendment, among other things, modifies the Second Lien Credit Agreement to provide an uncommitted line of credit facility pursuant to which, subject to applicable borrowing base limitations, the Second-Lien Borrowers may from time to time borrow line of credit loans (“Line of Credit Loans”) in an aggregate principal amount not to exceed $500 million at any time outstanding from lenders that are or become party to the Amended Second Lien Credit Agreement (the “Line of Credit Lenders”) on terms to be agreed. Holdings expects to use proceeds from Line of Credit Loans for general corporate purposes.

The Line of Credit Loans will be secured on a pari passu basis with Holdings’ existing obligations under the Second Lien Credit Agreement, including the $300 million of term loans outstanding thereunder (the “Term Loan”), and its obligations under that certain Indenture (the “Indenture”), dated as of October 12, 2010, by and among Holdings, Holdings subsidiaries from time to time party thereto and Wilmington Trust, National Association, as successor collateral agent (“Wilmington Trust”), pursuant to which Holdings issued its 6 5/8% Senior Secured Notes due 2018 (the “Notes”). The collateral includes inventory, receivables and other related assets of Holdings and its subsidiaries which are obligated on the Line of Credit Loans, the Term Loan and the Notes. Holdings’ obligations under the Amended Second Lien Credit Agreement are guaranteed by all domestic subsidiaries of Holdings that guarantee Holdings’ obligations under its existing revolving credit facility.

Mr. Lampert, Holdings’ Chief Executive Officer and Chairman, is the sole stockholder, chief executive officer and director of ESL, which controls the Agent. ESL has indicated that it is considering participating in the credit facility as a Line of Credit Lender, but ESL is under no obligation to do so.

The foregoing description of the Second Lien Amendment does not purport to be complete and is qualified in its entirety by reference to the First Amendment to the Second Lien Credit Agreement, filed as Exhibit 99.39 and incorporated by reference herein.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

As of July 10, 2017, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES		SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	63,374,656	(1)(2)	56.5	%(3)	25,000,979	(2)	0	25,000,979	(2)	38,373,677	(1)
SPE I Partners, LP	150,124		0.1%		150,124		0	150,124		0
SPE Master I, LP	193,341		0.2%		193,341		0	193,341		0
RBS Partners, L.P.	63,718,121	(1)(4)	56.9	%(5)	25,344,444	(4)	0	25,344,444	(4)	38,373,677	(1)
ESL Investments, Inc.	63,718,121	(1)(6)	56.9	%(7)	25,344,444	(6)	0	25,344,444	(6)	38,373,677	(1)
Edward S. Lampert	63,718,121	(1)(8)	53.8	%(9)	63,718,121	(1)(8)	0	25,344,444	(8)	38,373,677	(1)

(1)	This number includes 32,044,989 shares of Holdings Common Stock held by Mr. Lampert and 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.

(3)	This is based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners.
(4)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(5)	This is based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners.
(6)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(7)	This is based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS.
(8)	This number includes 20,192,514 shares of Holdings Common Stock held by Partners, 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners, 150,124 shares of Holdings Common Stock held by SPE I and 193,341 shares of Holdings Common Stock held by SPE Master I. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.
(9)	This is based upon 107,265,571 shares of Holdings Common Stock outstanding as of May 19, 2017, as disclosed in Holdings’ Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2017, that was filed by Holdings with the SEC on May 25, 2017, the 6,328,688 shares of Holdings Common Stock that Mr. Lampert has the right to acquire within 60 days pursuant to the Warrants held by Mr. Lampert and the 4,808,465 shares of Holdings Common Stock that Partners has the right to acquire within 60 days pursuant to the Warrants held by Partners. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c)	Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (filed herewith).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 10, 2017	ESL PARTNERS, L.P.

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

By: RBS Partners, L.P., as its general partner

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

By: ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

EDWARD S. LAMPERT

	By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares Acquired	Shares Disposed	Price Per Share
Edward S. Lampert	05/31/2017	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	50,539		$0
Edward S. Lampert	06/30/2017	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	50,539		$0

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated herein by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated herein by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated herein by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.6	Form of Letter (incorporated herein by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.15 to the Amendment to Schedule 13D filed on November 12, 2014).

99.16	Form of Note (incorporated herein by reference to Exhibit 4.3 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.17	Form of Warrant Certificate (incorporated herein by reference to Exhibit 4.4 to the Post-Effective Amendment No. 1 to Form S-3 Registration Statement, filed by Holdings with the Securities and Exchange Commission on October 30, 2014).

99.18	Amendment to Loan Agreement, entered into on February 25, 2015 and effective as of February 28, 2015, by and between JPP II, LLC and JPP, LLC and Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 26, 2015).

99.19	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.19 to the Amendment to Schedule 13D filed on June 16, 2015).

99.20	Exchange Agreement, dated as of June 26, 2015, by and among ESL Partners, L.P. and Edward S. Lampert and Seritage Growth Properties, L.P. and Seritage Growth Properties (incorporated herein by reference to Exhibit 99.20 to the Amendment to Schedule 13D filed on June 29, 2015).

99.21	Form of Purchase and Sale Agreement, dated as of July 2, 2015, by and among the Participating Limited Partner, RBS Partners, L.P. and RBS Partners, L.P., in its capacity as general partner of either SPE I Partners, LP or SPE Master I, LP (incorporated herein by reference to Exhibit 99.21 to the Amendment to Schedule 13D filed on July 6, 2015).

99.22	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE I Partners, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.22 to the Amendment to Schedule 13D filed on July 6, 2015).

99.23	Rule 10b5-1(c) Plan, dated July 2, 2015, by SPE Master I, LP and RBS Partners, L.P. (incorporated herein by reference to Exhibit 99.23 to the Amendment to Schedule 13D filed on July 6, 2015).

99.24	Letter Agreement, dated January 28, 2016, by and between Holdings and Edward S. Lampert (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on February 3, 2016).

99.25	Joint Filing Agreement (incorporated herein by reference to Exhibit 99.25 to the Amendment to Schedule 13D filed on February 4, 2016).

99.26	Loan Agreement, dated as of April 8, 2016, between Sears, Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation, and JPP, LLC, JPP II, LLC and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 99.26 to the Amendment to Schedule 13D filed on April 12, 2016).

99.27	Co-Lender Agreement, dated as of April 8, 2016, by and among JPP, LLC and JPP II, LLC, and Cascade Investment, L.L.C. and each transferee of a portion of any interest in the loan made in accordance with the Co-Lender Agreement (incorporated herein by reference to Exhibit 99.27 to the Amendment to Schedule 13D filed on April 12, 2016).

99.28	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP II, LLC, as assignee (incorporated herein by reference to Exhibit 99.28 to the Amendment to Schedule 13D filed on August 26, 2016).

99.29	Assignment and Acceptance, dated as of April 8, 2016, by and between Bank of America, N.A., as assignor, and JPP, LLC, as assignee (incorporated herein by reference to Exhibit 99.29 to the Amendment to Schedule 13D filed on August 26, 2016).

99.30	Second Lien Credit Agreement, dated as of September 1, 2016, by and among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on September 2, 2016).

99.31	Pari Passu Joinder Agreement, dated as of September 1, 2016, by JPP, LLC, as agreed to and accepted by Wilmington Trust, National Association, as collateral agent (incorporated herein by reference to Exhibit 99.31 to the Amendment to Schedule 13D filed on September 2, 2016).

99.32	Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp. and Kmart Corporation, Citibank, N.A., as administrative agent and issuing bank, and JPP, LLC and JPP II, LLC (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on December 30, 2016).

99.33	Loan Agreement, dated as of January 3, 2017, among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on January 4, 2017).

99.34	Omnibus Amendment to Loan Documents and Request for Advance to Loan Agreement, dated as of January 12, 2017 among Sears Roebuck and Co., Kmart Stores of Illinois LLC, Kmart of Washington LLC and Kmart Corporation, collectively as borrower, and JPP, LLC and JPP II, LLC, collectively as initial lender (incorporated herein by reference to Exhibit 10.59 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.35	First Amendment dated March 2, 2017, to Letter of Credit and Reimbursement Agreement, dated as of December 28, 2016, among Sears Holdings Corporation, Sears Roebuck Acceptance Corp., Kmart Corporation, the financial institutions party thereto from time to time as L/C Lenders, and Citibank, N.A., as Administrative Agent and Issuing Bank (incorporated herein by reference to Exhibit 10.60 to Holdings’ Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 21, 2017).

99.36	Amended and Restated Loan Facility, dated as of May 22, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (incorporated herein by reference to Exhibit 10.1 to the Form 8-K, filed by Holdings with the Securities and Exchange Commission on May 24, 2017).

99.37	Amended and Restated Co-Lender Agreement, dated as of May 22, 2017, by and among JPP, LLC and JPP II, LLC, Cascade Investment, L.L.C., Petrus Yield Opportunity Fund, LP, Rimrock High Income Plus (Master) Fund, Ltd., Rimrock Low Volatility (Master) Fund, Ltd, Paragon SHC LLC, Paragon SHC II LLC, and each transferee of a portion of any interest in the loan made in accordance with the Amended and Restated Co-Lender Agreement (incorporated herein by reference to Exhibit 99.37 to the Amendment to Schedule 13D filed on May 24, 2017).

99.38	Amendment to Amended and Restated Loan Agreement, dated as of July 3, 2017, by and among Roebuck and Co., Sears Development Co., Innovel Solutions, Inc., Big Beaver of Florida Development, LLC and Kmart Corporation with JPP, LLC, JPP II, LLC, and Cascade Investment, L.L.C. (filed herewith).

99.39	First Amendment to Second Lien Credit Agreement (incorporated herein by reference to Exhibit 10.1 to Holdings’ Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017).